Filed by Integrated Electrical Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MISCOR Group, Ltd.

Commission File No.: 000-52380

Integrated Electrical Services, Inc. Acquisition of MISCOR Group, Ltd.

Frequently Asked Questions

March 13, 2013

1.	Why does Integrated Electrical Services, Inc. (“IES”, “we”, “us” or the “Company”) want to own MISCOR Group, Ltd. (“MISCOR”)?

We believe MISCOR’s electromechanical service offerings are an excellent strategic complement to our existing Industrial business and the acquisition meets many of our financial criteria for investments. We also believe that MISCOR will operate from a position of even greater strength by taking advantage of IES’ financial resources, nationwide presence, operational infrastructure and, most importantly, IES’ long-term commitment and investment philosophy.

2.	Why is this in the best interest of IES and MISCOR shareholders?

We believe this transaction offers compelling value to IES and MISCOR shareholders and is in the best interests of all of our constituents, including our customers and employees. The transaction offers an estimated 26 to 34 percent premium to the 60 day trading average MISCOR share price as of March 11, 2013, and provides an opportunity for MISCOR shareholders to participate in future growth through IES shares.

We believe the addition of MISCOR is an example of our prudent approach to growth, which seeks to create shareholder value by employing a disciplined investment strategy focused on increasing our base of recurring revenues and accelerating the utilization of our net operating loss tax carryforwards. MISCOR’s similar cultural mindset of accountability, continuous operational improvement and financial outperformance, leading market position in electromechanical service offerings and potential for strong cash flow generation fulfill many of our key investment criteria.

IES is committed to good corporate and shareholder governance and as such, only the disinterested members of the board of directors of IES voted on, and unanimously approved, the merger agreement. In addition, MISCOR established a special committee of independent directors that approved the merger agreement and recommended approval of the merger agreement by the full board of directors. After receiving approval from the special committee, the disinterested members of the board of directors of MISCOR unanimously approved the merger agreement.

3.	What is the regulatory approval process and what documents should IES and MISCOR shareholders expect to receive?

In connection with the proposed merger, IES and MISCOR will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of IES and MISCOR that also will constitute a prospectus of the IES regarding the proposed transaction. Investors and shareholders of IES and MISCOR should carefully read the joint proxy statement/prospectus and other documents that may be filed with the SEC once they become available because they will contain important information regarding IES, MISCOR and the proposed transaction. Once the SEC approves the effectiveness of the Form S-4, a definitive joint proxy statement/prospectus will be mailed to shareholders of the Company and MISCOR seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by IES and MISCOR with the SEC at the SEC’s web site at www.sec.gov or on each company’s website. The definitive joint proxy statement/prospectus will include an election form and a description of the election process. In addition, during the election period, the Company will issue a press release detailing the final merger consideration.

4.	What percentage of shareholder vote is required for approval of the merger?

The merger agreement and the merger have been unanimously approved by the disinterested members of the boards of directors of IES and MISCOR. Completion of the merger is subject to the approval of a majority of the shareholders of both IES and MISCOR in accordance with each of their governing documents and the requirement that a majority of each company’s non-affiliated shareholders do not vote against the transaction. The transaction is also subject to certain other customary closing conditions.

5.	When do you expect the merger to be consummated?

Mid-2013.

6.	Will MISCOR’s headquarters remain in Ohio?

Yes, we do not expect changes.

7.	How will the merger impact the leadership of MISCOR?

We do not expect changes.

8.	How will MISCOR be integrated into IES?

MISCOR will operate as an independent and standalone entity within IES. MISCOR’s headquarters will remain in Massillon, Ohio and there are no layoffs planned as a result of the transaction. With respect to IES employees, except for those employees involved in the transaction, this acquisition will not likely impact their day to day duties. We view MISCOR offerings as complementary to our several of our own services and therefore do not see any major customer or competitive overlaps with IES’ businesses.

9.	Will there be any changes to MISCOR’s employee salaries, benefits and employment agreements?

We do not expect changes. MISCOR employees will remain employees of their current employers and will remain subject to employment agreements or collective bargaining agreements in place prior to execution of the merger agreement. MISCOR employees will get credit for service with MISCOR for purposes of IES benefit programs.

10.	Is there a “Go-Shop Provision” (or period where MISCOR can solicit a more favorable offer)?

Yes, for a period of 30 days following the execution of the merger agreement, MISCOR is permitted to solicit the submission of an alternative acquisition proposal and participate in discussions or negotiations regarding an alternative acquisition proposal.

11.	What is the termination fee?

The termination fee payable by MISCOR if the transaction does not close can range from $250,000 to $750,000 depending on the cause of termination; the termination fee payable by IES if the transaction does not close as a result of a failure to obtain the required IES shareholder votes is $250,000.

12.	Who were your advisers on the transaction?

Stifel rendered a fairness opinion to the Board of Directors of IES, and Periculum Capital Company, LLC acted as a financial advisor to IES. Western Reserve Partners LLC acted as financial advisor to MISCOR on the transaction and rendered a fairness opinion to the Board of Directors of MISCOR.

13.	Will MISCOR shareholders receive a cash payment or shares of IES common stock? How does the collar work?

The definitive agreement provides that each share of MISCOR common stock will, at the election of the shareholder, be converted into the right to receive either (i) a cash payment, estimated to be between $1.48 and $1.57 per share, subject to adjustment based upon MISCOR’s average daily debt balance over the 30-day period ending with the fifteenth complete trading date prior to the closing date, with a minimum share price of $1.415, or (ii) shares of IES common stock having an equivalent value, based upon the volume-weighted average of the sale prices per share of IES common stock for 60 consecutive trading days (the “VWAP”) ending with the fifteenth complete trading date prior to the closing date, subject to a collar limiting the sale price per share of IES common stock to 20% above and 20% below the 60-day VWAP ending with the second complete trading day prior to the date of the merger agreement

For illustrative purposes, assuming an average daily debt balance for MISCOR of $6.0 million, the midpoint of the anticipated total debt range of MISCOR, and an IES VWAP of $5.03, which is based on IES’ VWAP as of March 11, 2013, MISCOR shareholders electing to receive IES common stock will receive 0.303 shares of IES common stock for each share of MISCOR common stock they hold.

14.	How is the final per share amount of the merger consideration determined?

The per share amount of the merger consideration is calculated by deducting MISCOR’s average daily debt balance over the 30-day period ending fifteen business days prior to the closing of the transaction from $24 million and dividing that amount by the then current number of MISCOR shares outstanding, with a minimum share price of $1.415. As of March 11, 2013, MISCOR’s unaudited average daily debt balance over the prior 30-day period was approximately $7.2 million. MISCOR anticipates that its debt balance at closing of the transaction will be between $6.5 and $5.5 million, which would yield a value between $1.48 and $1.57 per share, a 26 to 34 percent premium to the 60-day trading average MISCOR share price as of March 11, 2013. The price-per-share adjustment will be communicated to shareholders prior to the closing of the election period and is more fully described in the definitive merger agreement. Shareholders electing to receive IES stock as consideration will receive IES stock having an equivalent value, based upon the volume-weighted average of the sale prices per share of IES common stock for 60 consecutive trading days ending with the fifteenth complete trading date prior to the closing date, subject to a collar limiting the sale price per share of IES common stock to 20% above and 20% below the 60-day VWAP ending with the second complete trading day prior to the date of the merger agreement.

15.	Is the consideration I receive (between cash and IES stock) at my option?

Yes, but the relative amounts of cash and stock are subject to change as provided in the merger agreement in order to ensure that the ratio of cash consideration to stock consideration in the transaction is not greater than 50%. There will be more details in the proxy statement.

16.	How and when do I make an election?

You will receive an election form at least 30 days prior to the anticipated closing. Thereafter a press release specifying the final per share consideration, which is based upon MISCOR’s average daily debt balance over the 30-day period ending fifteen business days prior to the closing of the transaction, will be issued. In order to make a proper election, you must return the completed election form by the date provided in the proxy statement.

17.	What happens if I do not make an election?

You will be deemed to have elected to receive stock consideration.

18.	May I submit a form of election even if I do not vote to approve the merger agreement?

Yes. You may submit a form of election even if you vote against the adoption of the merger agreement or abstain with respect to the adoption of the merger agreement.

Important Information for Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, IES will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of IES and MISCOR that also will constitute a prospectus of IES regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF IES AND MISCOR ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IES, MISCOR AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of IES and MISCOR seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by IES and MISCOR with the SEC at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements or other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for additional information on its public reference room.

The joint proxy statement/prospectus and such other documents (relating to IES) may also be obtained from IES for free (when available) from IES’ web site at www.ies-corporate.com or by directing a request to: Integrated Electrical Services, Inc., 5433 Westheimer Road, Suite 500, Houston, Texas 77056, Attention: Investor Relations, or by phone at (713) 860-1500. The joint proxy statement/prospectus and such other documents (relating to MISCOR) may also be obtained from MISCOR for free (when available) from MISCOR’s web site at www.miscor.com or by directing a request to: MISCOR Group, Ltd., 800 Nave Rd., SE, Massillon, Ohio 44646, Attention: Investor Relations, or by phone at (330) 830-3500. Information on our website or any other website is not incorporated by reference herein.

Participants in the Solicitation

IES, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from IES’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.

MISCOR, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from MISCOR’s stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction will be contained in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

Information set forth herein (including information included or incorporated by reference herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which reflect IES’ and MISCOR’s expectations regarding future events. The forward-looking statements involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of IES, MISCOR and the combined company could differ materially from those described in these statements. Such forward-looking statements include, but are not limited to, statements about the expected value of the merger consideration, benefits of the business combination transaction involving IES and MISCOR, including future financial and operating results, accretion to IES’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s business strategy, plans, market and other expectations, objectives, intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the inability to consummate the merger; the inability to achieve, or difficulties and delays in achieving, synergies and cost savings relating to the merger; difficulties and delays in obtaining consents and approvals that are conditions to the completion of the merger; the ability of IES and MISCOR to enter into, and the terms of, future contracts; the impact of governmental laws and regulations; the adequacy of sources of liquidity; the ability of IES to retain certain employees key to the ongoing success of the combined company and the availability of other skilled personnel; the effect of litigation, claims and contingencies; the inability to carry out plans and strategies as expected; future capital expenditures and refurbishment, repair and upgrade costs; delays in refurbishment and upgrade projects; the sufficiency of funds for required capital expenditures, working capital and debt service; liabilities under laws and regulations protecting the environment; and the impact of purchase accounting. Additional factors that may affect future results are contained in IES’ and MISCOR’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. IES and MISCOR disclaim any duty to update and revise statements contained in these materials based on new information or otherwise.